T. Rhys James Direct Dial: 804.823.4041 Direct Fax: 804.823.4099 rjames@kv-legal.com

December 27, 2019

VIA EDGAR AND FEDEX OVERNIGHT

Jonathan Burr
Division of Corporation Finance
Office of Real Estate and Commodities
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Red Oak Capital Fund IV, LLC
Offering Statement on Form 1-A
Filed November 19, 2019
File No. 024-11118

Dear Mr. Burr:

This letter is submitted on behalf of Red Oak Capital Fund IV, LLC, a Delaware limited liability company (the “Issuer”). I am submitting the following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated December 16, 2019 (the “Comment Letter”) to the Issuer’s Offering Statement on Form 1-A filed on November 19, 2019 (the “Offering Statement”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

1.
We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with disclosure with respect to the availability of that exemption.

Issuer’s Response: The Issuer acknowledges the Staff’s comment.

2.
Please be advised that you are responsible for analyzing the applicability of the Investment Advisers Act of 1940 to your external manager.

Issuer’s Response: The Issuer acknowledges the Staff’s comment.

3.
We note the automatic renewal feature of the bonds. Please advise us if the renewals are factored into the offering price limit of Rule 251(a)(2).

Issuer’s Response: In response to the Staff’s comment, the renewals are not factored into the offering price limit of Rule 251(a)(2) because the Issuer shall not receive consideration in connection with any renewal of the bonds. Further, the Issuer views any renewal as a the exercise of a mutual extension right held by the Issuer and the applicable bondholder to extend the maturity of the indebtedness represented by the Bond(s), and not an offering and sale of securities which could result in inclusion in the offering price limit. The Issuer further believes that if the renewals were viewed as an offering and sale of securities, such offering and sale would qualify as an an exchange under Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”). As a result, the Issuer has not included the renewals in the offering price limit of Rule 251(a)(2).

Mr. Jonathan Burr
U.S. Securities and Exchange Commission
December 27, 2019

4.
We note the reference to Northwind on page 51 with respect to the background of Chip Cummings. We also note your website refers to Northwind as a lender. Please advise us of the particular role Northwind plays in your operations.

Issuer’s Response: In response to the Staff’s comment, Chip Cummings is the Chief Executive Officer of Northwind Financial Corporation (“Northwind”) which is a wholly-owned subsidiary of the Issuer’s sponsor, Red Oak Capital Group, LLC. Northwind originates all of the loans on behalf of the Issuer in addition to originating loans for lenders which are not affiliated with the Issuer. Northwind does not receive any compensation from the Issuer in connection with the loans it originates on behalf of the Issuer. Northwind is compensated solely by the borrower with a maximum compensation per loan of 1% of the loan amount.

5.
We note the prior programs of the sponsor. Please advise us what consideration you gave to providing data of the sponsor’s public track record, including acquisition data and commissions, management compensation and other compensation data. Additionally, please advise us of your plans to provide loan data going forward in Forms 1-K and 1- SA.

Issuer’s Response: The Issuer has considered inclusion of information regarding its sponsor’s public track record; however, at this time, does not believe such information is meaningful or material to investors because of the very limited history of the sponsor’s two prior public programs, Red Oak Capital Fund II, LLC (“ROCF II”) and Red Oak Capital Fund III, LLC (“ROCF III”). ROCF II did not complete its offering until earlier this year and ROCF III’s offering is currently ongoing. As a result ROCF II and ROCF III have only just commenced operations with ROCF II making one small loan in 2018 and ROCF III only beginning to make loans during the 4th quarter of 2019. The Issuer anticipates reporting all lending and other activity as required by Regulation A under Forms 1-K, 1-SA and 1-U.

6.
Please file the management agreement with the sponsor.

Issuer’s Response: The Issuer has not entered into a management agreement with its sponsor and does not intend to in the future.

The Issuer respectfully believes that the information contained herein is responsive to the Comment Letter. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ T. Rhys James
T. Rhys James, Esq.

cc:
Chip Cummings (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)

1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
P.O. Box 2470 | Richmond, VA 23218-2470

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